SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                  Rule 13d-102

                   Under the Securities Exchange Act of 1934
                              (Amendment No. _)(*)

                             AVAX TECHNOLOGIES, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.004 per share
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                         (Title of Class of Securities)

                                    053495305
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                                 (CUSIP Number)


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            (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               |_| Rule 13d-1 (b)
                               |_| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

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      (*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053495305                                            Page 2 of 4 pages
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Lindsay A. Rosenwald, M.D.
    ###-##-####
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Citizenship or place of organization.

    United States
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        893,216

    (6) Shared voting power:
        750,059

    (7) Sole dispositive power:
        893,216

    (8) Shared dispositive power:
        750,059

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(9) Aggregate amount beneficially owned by each reporting person.

     1,643,275
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(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
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(11) Percent of class represented by amount in Row 9.

     15.4%
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(12) Type of reporting person (see instructions).

     IN
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

ITEM 1(a).  NAME OF ISSUER:
            AVAX Technologies, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            4520 Main Street, Suite 930
            Kansas City, MO 64111

ITEM 2(a).  NAME OF PERSON FILING:
            Lindsay A. Rosenwald, M.D.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: c/o Paramount Capital, Inc.
            787 Seventh Avenue, 48th Floor
            New York, NY 10019

ITEM 2(c).  CITIZENSHIP:
            United States

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
            Common Stock, par value $.004 per share

ITEM 2(e).  CUSIP NUMBER:
            053495305

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A: Not Applicable

ITEM 4.     OWNERSHIP

            (a)   AMOUNT BENEFICIALLY OWNED AS OF DECEMBER 31, 1998
                  1,643,275 shares

            (b)   PERCENT OF CLASS:
                  15.4%

            (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)   Sole power to vote or to direct the vote:
                        1,643,275 shares *

                  (ii)  Shared power to vote or to direct the vote:
                        NONE

                  (iii) Sole power to dispose or to direct the disposition of:
                        1,643,275 shares *

                  (iv)  Shared power to dispose or to direct the disposition of:
                        NONE

* Securities beneficially owned include an aggregate of 42,775 shares of Common Stock of the issuer owned by June Street Corporation and Huntington Street Corporation, of which Dr. Rosenwald is the sole proprietor. Securities beneficially owned also represent shares of Common Stock owned by The Aries Master Fund, a Cayman Island exempted Company (the "Master Fund").

      SEE ATTACHED ATTACHMENT A

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
            Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
            Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP
            Not Applicable

ITEM 10.    CERTIFICATION
            Not Applicable

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 12, 1999                        /s/ Lindsay A.  Rosenwald, M.D.
                                                -------------------------------
                                                Lindsay A. Rosenwald, M.D.

                                  ATTACHMENT A

Securities beneficially owned include 512,492 shares of Common Stock owned directly by Dr. Rosenwald, 17,000 shares of Common Stock issuable upon exercise of Bridge Placement Warrants owned directly by Dr. Rosenwald and 320,949 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock issuable upon exercise of Series B Placement Warrants owned directly by Dr. Rosenwald. Such Series B Preferred Stock are convertible at a conversion rate determined by dividing a the stated value of $100.00 per share by a conversion price of $3.83 per share.

Securities beneficially owned also include 42,775 shares of Common Stock owned by June Street Corporation and Huntington Street Corporation, of which Dr. Rosenwald is the sole proprietor.

Securities beneficially owned also include an aggregate of 456,848 shares of Common Stock owned directly by The Aries Master Fund, a Cayman Island exempted company (the "Master Fund") and the Aries Domestic Fund, L.P. (the "Partnership" and collectively with the Master Fund, the "Funds"), as well as an aggregate of 298,459 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock held directly by the Funds or issuable upon exercise of Series B Placement Warrants as well as upon exercise of Bridge Placement Warrants held by each of the Funds, respectively. Dr. Rosenwald disclaims beneficial ownership of such shares owned by the Funds, except to the extent of his pecuniary interest therein, if any.


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